SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )


                    Systems & Computer Technology Corporation
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                                (Name of Issuer)


                          Common Stock, $.01 per share
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                         (Title of Class of Securities)


                                    871873105
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                                 (CUSIP Number)


                           Elizabeth F. Bosco
                           Tocqueville Asset Management L.P.
                           1675 Broadway
                           New York, NY 10019
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 25, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871873105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tocqueville Asset Management L.P.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     2,149,270

8.   SHARED VOTING POWER



9.   SOLE DISPOSITIVE POWER

          2,149,270

10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,149,270

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.39%

14.  TYPE OF REPORTING PERSON

      PN

CUSIP No.  871873105
           ---------

________________________________________________________________________________
Item 1.  Security and Issuer.

     The name of the issuer is Systems & Computer Technology Corporation (the "Issuer"). The address of the Issuer's principal offices is Great Valley Corporate Center, 4 Country View Road, Malvern, Pennsylvania 19355. This schedule relates to the Issuer's Common Stock, $.01 par value (the "Shares").

________________________________________________________________________________
Item 2.  Identity and Background.

     This Schedule 13D is being filed by Tocqueville Asset Management L.P., a Delaware limited partnership (the "Reporting Person"). The Reporting Person's principal business address is 1675 Broadway, New York, New York 10019. The Reporting Person is an investment advisor registered with the Securities and Exchange Commission.

     Tocqueville Management Corporation, a Delaware corporation, is the general partner of the Reporting Person (the "General Partner"). The General Partner's principal business address is 1675 Broadway, New York, New York 10019. Robert W. Kleinschmidt, a US Citizen, and Francois D. Sicart, a US and French citizen, are the directors, executive officers and control persons of the General Partner. The principal business address of Mr. Kleinschmidt and Mr. Sicart is c/o Tocqueville Management Corporation, 1675 Broadway, New York, New York 10019.

     The Reporting Person, the General Partner and their directors, executive officers and control persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     The Reporting Person, the General Partner and their directors, executive officers and control persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     The total amount of funds required by the Reporting Person to acquire the Shares was $25,626,567.10.

     No borrowed funds were used to purchase the Shares.
________________________________________________________________________________
Item 4. Purpose of Transaction.

     The Shares held by the Reporting Person were acquired for, and are being held for, investment purposes by the Reporting Person on behalf of its clients. The acquisitions of the Shares were made in the ordinary course of the Reporting Person's business activities.

     On April 25, 2003, the Reporting Person sent a letter dated April 25, 2003(attached hereto as Exhibit A) to the Chairman of the Board of Directors of the Issuer stating its dissatisfaction with the current share price of the Issuer and expressing its desire that the Issuer hire an independent investment banker to develop new strategies to enhance shareholder value, and further states that the Reporting Person may contact other large shareholders to obtain their support for this purpose.

     The Reporting Person may, from time to time, acquire additional Shares or dispose of all or some of the Shares, in each case in open market or private transactions, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Although it has no definitive plans to do so, the Reporting Person may also engage in and may plan for its engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

     Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 2,149,270 Shares, or 6.392% of the outstanding Shares of the Issuer, based upon the 33,617,000 Shares outstanding as of February 11, 2003, according to the Issuer's most recently published Form 10-Q.

     The Reporting Person has the sole power to vote or direct the vote of the 2,149,270 Shares to which this filing relates.

     The Reporting Person has the sole power to dispose or direct the disposition of the 2,149,270 shares to which this filing relates.

     The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     The trading dates, number of shares acquired and sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Person are set forth in Exhibit B attached hereto and were effected
(i) through broker transactions and (ii) by transfers by a client of the Reporting Person to an account managed by the Reporting Person.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Letter from The Reporting Person to the Chairman of the Board of Directors of the Issuer.

     Exhibit B: Schedule of Transactions in the Shares of the Issuer.

________________________________________________________________________________

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      April 25, 2004
                                       ----------------------------------------
                                                          (Date)


                                           TOCQUEVILLE ASSET MANAGEMENT L.P.*

                                           BY: /s/ Elizabeth F. Bosco*
                                        ----------------------------------------
                                        Name: Elizabeth F. Bosco
                                              Title: Compliance Officer


* The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interests therein.


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Exhibit A
                                   ---------

April 25, 2003

Michael Emmi
Chairman
Board of Directors
Systems & Computer Technologies Corporation
4 County View Road
Malvern, Pennsylvania 19355-1408

Dear Mr. Emmi:

     Tocqueville Asset Management is a large and long time shareholder of Systems & Computer Technologies. We have closely followed the company's fortunes over the past seven years, meeting and speaking frequently with management. We have watched as new strategies have been employed. We have discussed with management shifts in strategy, as well as operational issues. We have also made suggestions to management regarding ways to maximize shareholder value. Based on our familiarity with the company, its management, operations, strategy, and its long-term share price performance, we have concluded that the company, as it is currently configured and managed, is unable to bring to the surface the inherent values we see in the business enterprise. Consequently, we strongly urge the Board to hire an independent investment banker to pursue new strategies to enhance shareholder value. Such new strategies could include seeking a merger partner, or a recapitalization of the company.

     Tocqueville Asset Management is one of a small number of large long-term shareholders of SCTC. Indeed the top ten shareholders, including Tocqueville, represent nearly 50% of the outstanding shares. We intend to contact these other large shareholders to explain our rationale and seek their support for this proposal. We would also appreciate the opportunity to discuss the reasons behind our proposal with you and other members of the Board of Directors. We look forward to hearing from you.


Sincerely,

                                   Exhibit B
                           Transactions in the Shares
                           --------------------------

Transaction           Trade                                Trade
Type                  Date             Quantity           Amount

Sold                  3/6/03             3800          $26,578.91
Sold                  3/6/03            12500          $87,430.61
Sold                  3/7/03            10000          $69,454.38
Sold                  3/7/03            15000         $104,181.56
Sold                  3/7/03            10000          $69,454.38
Sold                  3/7/03             8700          $60,425.30
Sold                  3/25/03             800           $6,069.05
Sold                  3/25/03            1400          $10,620.83
Sold                  3/25/03             800           $6,069.05
Sold                  3/25/03            1100           $8,344.93

Transferred by client
of Reporting Person to
account managed by
Reporting Person.     3/25/03        17500           $243,478.23



52276.0001 #400796